Exhibit 99.1

GERDAU S.A.

Tax ID (CNPJ/ME) 33.611.500/0001-19

Registry (NIRE): 35300520696

NOTICE TO THE MARKET

GERDAU S.A. (B3: GGBR / NYSE: GGB) (“Company”) informs that its subsidiary GUSAP III LP has been authorized to negotiate all terms, execute all related documents and amendments, and take all necessary actions for the redemption of the totality of the Bonds issued, with a principal amount of US$500,000,000.00, an interest rate of 4.25%, and maturity in 2030.

The redemption, also known as the “Make-Whole”, will be made pursuant to Section 3.1(b) of the Indenture. The Company also informs that bondholders were sent today the notice of redemption, and that the redemption date is expected to be December 2, 2025. The redemption is being made solely pursuant to the notice of redemption dated as of today, and this notice to the market does not constitute a notice of redemption of the Bonds.

São Paulo, October 30, 2025.

Rafael Dorneles Japur

Vice-President and

Investor Relations Officer